Exhibit 99.1

Sapiens Introduces Two New Modules in Sapiens CoreSuite for
Property and Casualty v9.7 Available Over the Cloud

New modules compliment the suite of solutions already offered by the vendor to enable carriers to meet the ever-changing needs of the P&C market

Bethlehem, Pennsylvania and Holon, Israel – February 4, 2020 – Sapiens International Corporation, (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, announced today that release 9.7 introduces two new modules that support digital document management and producer management, extending the functionality of Sapiens CoreSuite for Property & Casualty.

“We are very proud to extend our core capabilities with additional functionality that is integrated across the entire suite,” said John Pettit, Sapiens’ chief of product and strategy, P&C, North America. “From the beginning, our focus has been to provide P&C carriers with a modern and flexible core system solution and we continually evaluate our products based on industry and client needs to ensure it aligns with our overall vision. With the addition of these two new modules to our CoreSuite, we continue to provide carriers a true end-to-end solution that will not only achieve their business goals, but enable them to provide an unparalleled customer experience for their end users.”

The new producer management module provides a highly configurable solution for managing producer licensing, terms and conditions, commissions, and agency hierarchies supporting our client’s distribution services. The new digital document management module provides carriers with cloud-based electronic document/imaging storage and retrieval.

In addition to the new components, release 9.7 includes feature enhancements for all Sapiens CoreSuite for Property & Casualty modules. A sampling of the enhanced functionality in this release includes:

●	Location clearance to view additional properties and policies already insured within a given radius of an address or geographic coordinates, and configuration of a product group to monitor limits in exposure based on a specified criterion. Both enhancements allow a client to improve their overall underwriting capabilities
●	Improved capabilities for authorized users to manage security rights and access within the system
●	User experience theming and enhancements across task assignments. This supports a better user experience and simplification of processes across underwriters and claims adjusters

About Sapiens CoreSuite for Property & Casualty

Sapiens CoreSuite for Property & Casualty is comprised of three major, fully integrated yet standalone, components – policy, billing and claims – to help North American carriers meet and exceed today’s ever-changing requirements. The Suite includes other components, such as business intelligence, imaging, workflow, document management, reinsurance and more.

Purpose-built for the P&C market, carriers can choose to harness Sapiens’ end-to-end, cloud based P&C insurance software with digital capabilities, or select from individual modular components to meet their specific needs.

About Sapiens

Sapiens International Corporation empowers insurers to succeed in an evolving industry. The company offers digital software platforms, solutions and services for the property and casualty, life, pension and annuity, reinsurance, financial and compliance, workers’ compensation and financial markets. With more than 35 years of experience delivering to over 500 organizations globally, Sapiens has a proven ability to satisfy customers’ core, data and digital requirements. For more information: www.sapiens.com.

Investor and Media Contact

Yaffa Cohen-Ifrah

Chief Marketing Officer and Head of Corporate Communications

Sapiens International

Mobile: +1-201-250-9414

Phone: +972-3-790-2026

Email: Yaffa.cohen-ifrah@sapiens.com